Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No: 333-166225

April 26, 2010

Customers 1st Bank SM
99 Bridge Street
Phoenixville, PA 19460
Contacts:
Jay Sidhu, Chairman & CEO 610-301-6476
Richard Ehst, President & COO 484-855-0043

Customers 1st Bank SM Plans To Open Four New Offices By
3rd Quarter 2010

•	Customers 1st Bank SM – A new name for the strong and fast growing New Century Bank

•	Four planned new offices to nearly double the branch network of the Bank

•	Bank raised $67 million in capital under new management team

•	Loans up $106 million or 63% annualized since June 30, 2009

•	Deposits up $194 million or 112% annualized since June 30, 2009

LOANS UP 4% FROM FOURTH QUARTER LAST YEAR

PHOENIXVILLE, PA, April 26, 2010 — Effective today, New Century Bank will become known as Customers 1st Bank SM.  The Bank’s new trade name will more accurately reflect its mission which is to provide attractive rates and an entirely new level of highly personalized service and convenience that it believes is superior to that of any other bank in this region.  The Bank expects the new name to become its legal name upon completion of its pending holding company reorganization.

Customers 1st Bank SM at March 31, 2010 is a $500 million asset commercial bank presently operating five banking and commercial lending offices in Chester and Delaware Counties in Pennsylvania.  Over the next few months, four new branch offices* are planned in Berks and Bucks Counties in Pennsylvania and in Mercer County in New Jersey.

The Bank began operations in 1997 and had assets of $266.5 million at June 30, 2009.

According to Jay Sidhu, Chairman and Chief Executive Officer of Customers 1st Bank SM, “The past few months have been exceptional for the Bank.  We raised $67 million in additional common equity in a very tough environment, assembled a very experienced management team, developed a strategy to take advantage of the void created by the banking crisis and started executing on that strategy.  We are delighted by the customer response.  Our deposits have increased 112% on an annualized basis since June 30, 2009 and our loans have increased over 60% on an annualized basis during that same period.  We have been hiring talent while others have been cutting back.  Looking ahead, over the next few years we hope to become a multi-billion dollar asset community bank by focusing on providing exceptional value, service and convenience to all our customers in Southeastern Pennsylvania and Central New Jersey.”

According to Sidhu, “We consistently do five things for our customers: We figure out how to make them more money, save them time, save them money, lend them money and protect their money.  When we couple this knowledge with our dedication to putting our customers first, well, it’s no wonder we nearly doubled our bank since June 30, 2009.  Much of this growth came from customer referrals – people who no longer felt valued at their current bank.  Delivering on our promises has produced excellent results.”

“Our success in large part is due to the new leadership philosophy that touches every area of our organization: putting the needs of our customers first,” says Richard Ehst, President and Chief Operating Officer of Customers 1st Bank SM.  “We are ardent about changing what a customer can expect from a bank and for this reason are changing our name to better reflect that philosophy.”

“The new name reflects our passion to provide an entirely new level of high tech, high touch banking convenience and customized service to our customers.  This includes unrivaled benefits such as ‘appointment and concierge banking’ available 12 hours a day / 7 days a week, individualized financial packages, advanced online banking tools including opening accounts on-line and direct access to senior management.  We are not a new bank, we are about a new way of banking,” states Warren Taylor, Executive Vice President / President of Community Banking for Customers 1st Bank SM.

Customers 1st Bank SM is the trade name and service mark of New Century Bank.  The Bank has filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission ("SEC") which includes a prospectus for the offer and sale of securities of Customers 1st Bancorp, Inc. ("Customers 1st") to shareholders of the Bank in connection with a proposed reorganization of the Bank to a bank holding company structure (the "proposed transaction"), as well as a proxy statement of the Bank for the solicitation of proxies from the Bank's shareholders for use at the Bank's 2010 annual meeting.  The combined prospectus and proxy statement, together with other documents filed by Customers 1st with the SEC, will contain important information about Customers 1st, the Bank and the proposed transaction.  We urge investors and Bank shareholders to read carefully the combined prospectus and proxy statement and other documents filed with the SEC, including any amendments or supplements also filed with the SEC.  Bank shareholders in particular should read the combined prospectus and proxy statement carefully before making a decision concerning the proposed transaction. Investors and shareholders may obtain a free copy of the combined prospectus and proxy statement at the SEC's website at http://www.sec.gov.  Copies of the combined prospectus and proxy statement can also be obtained free of charge by directing a request to New Century Bank, Corporate Secretary, 99 Bridge Street, Phoenixville, PA 19460, or calling (484) 923-2164.

Customers 1st, the Bank, and certain of their directors and executive officers may, under the rules of the SEC, be deemed to be "participants" in the solicitation of proxies from shareholders in connection with the proposed transaction.  Information concerning the interests of directors and executive officers is set forth in the combined prospectus and proxy statement relating to the proposed transaction.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No offer of securities shall be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act of 1933, as amended.

In addition to historical information, this information may contain "forward-looking statements" which are made in good faith by the Bank, pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include statements with respect to the Bank’s strategies, goals, beliefs, expectations, estimates, intentions, financial condition, results of operations, future performance and business.  Statements preceded by, followed by or that include the words "may," "could," "should," "pro forma," "looking forward," "would," "believe," " expect," "anticipate," "estimate," " intend," "plan," or similar expressions generally indicate a forward-looking statement.  These forward-looking statements involve risks and uncertainties that are subject to change based on various important factors (some of which, in whole or in part, are beyond the Bank’s control).  Numerous competitive, economic, regulatory, legal and technological factors, among others, could cause the Bank’s financial performance to differ materially from the goals, plans, objectives, intentions and expectations expressed in such forward-looking statements.  The Bank cautions that the foregoing factors are not exclusive, and neither such factors nor any such forward-looking statement takes into account the impact that any future acquisition may have on the Bank and any such forward-looking statement.  The Bank does not undertake to update any forward-looking statement whether written or oral, that may be made from time to time by or on behalf of the Bank.

* These proposed branches are subject to applicable regulatory approvals.  Actual branch openings and timing of such openings will also depend on satisfaction of a variety of other contingencies, including signing of appropriate agreements, completion of any construction work, compliance with any local regulatory matters, and satisfactory staffing arrangements.